UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Islands, Cat Hai Town, Cat Hai District

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

VINFAST RECORDED OVER 12,100 DELIVERIES OF ELECTRIC VEHICLES IN VIETNAM IN MARCH

Hanoi, April 11th 2025 - VinFast Auto Ltd. (the “Company” or “VinFast”) announced domestic deliveries of over 12,100 electric vehicles (“EVs”) in March 2025. Closing out the first quarter of 2025, the Company delivered over 35,100 EVs to customers in Vietnam.

VinFast’s March domestic sales were largely driven by over 3,700 deliveries of the VF 3 and over 4,400 deliveries of the VF 5. In addition, the VF 6 and VF 7 also saw steady demand, recording over 1,100 and over 600 units in sales, respectively.

On a quarterly basis, the VF 3 remained VinFast’s leading model with around 13,100 deliveries, followed closely by the VF 5 with around 10,800 deliveries, the VF e34 with over 4,200 deliveries and the VF 6 with over 4,100 deliveries.

This Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-278251) of VinFast Auto Ltd. (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: April 11, 2025	By:	/s/ Le Thi Thu Thuy
Name: Le Thi Thu Thuy
Title: Chairwoman and Director